UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006.

Commission File Number              000-1157

                            NEW WORLD BATTERIES, INC.
                       -----------------------------------
                 (Translation of registrant's name into English)

                11718-232B Street, Maple Ridge BC, Canada V2X 7Z2
                -------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.    Form 20-F [X]   Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


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Entry into a Material Definitive Agreement

On September 26, 2006 the Registrant, New World Batteries Inc. entered into an Asset Purchase and Share Issuance Agreement with Loretta Food Group, Inc., a Delaware corporation (Loretta). The Agreement is attached as an Exhibit to this Report. There was no material relationship between the Registrant and Loretta prior to entering into the Agreement. The Agreement provides for the following principal terms and conditions:

     1. Acquisition of certain of the business, operations and assets of Loretta by a to be formed subsidiary of the Registrant in consideration of the issuance of ninety-nine and one half percent (99.5%) of the to be outstanding common stock of the Registrant and origination and issuance of preferred stock and additional cash consideration, closing to take place upon Registrant obtaining a listing of its common stock for trading acceptable to Loretta, satisfactory listing to include on the Pink Sheets Quotation System and/or NASD OTC Bulletin Board Market.

     2. Prior to closing, the holders of the majority of the issued and outstanding shares of the Registrant must vote in favor of this Agreement.

     3. At closing the officers and directors of Loretta shall be appointed as the officers and directors of the Registrant or as Loretta may otherwise designate and Registrant shall have the right to have one designee appointed thereto with all other present members thereof to resign.

     4. Closing is set to occur no later than one hundred twenty days from the execution of the Agreement and as soon as the Registrant's common stock is listed for trading on the market as acceptable to Loretta as provided in the Agreement.

Closing of the Agreement will result in a change in control of the Registrant. It is anticipated that the Registrant's current battery technology assets and development operations will be transferred to a to be formed subsidiary whose common stock will be distributed to the shareholders of the Registrant prior closing of the Agreement and the business focus of Registrant changed to that associated with the assets being transferred from Loretta to Registrant..

Loretta, through its wholly-owned subsidiaries, owns and operates food manufacturing and food and grocery distribution businesses based in Canada and the United States, and manufactures and markets products under its brand names and under private label.




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Exhibits

4.2      Asset Purchase and Share Issuance Agreement dated September 26, 2006



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                NEW WORLD BATTERIES, INC.
                                                    (Registrant)

Date  SEPTEMBER 26, 2006                        By /S/ PATRICK O'BRIEN
      ------------------                           -------------------
                                                   (Signature) *


PATRICK O'BRIEN, PRESIDENT
* Print the name and title under the signature of the signing officer.






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